UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 65649/October 28, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14569

In the Matter of   :
                                              :
NORTH SHORE CAPITAL I, INC.,   :   ORDER MAKING
NORTH SHORE CAPITAL II, INC.,   :   FINDINGS AND REVOKING
NORTHERN FINANCIAL CORP.   :   REGISTRATIONS BY DEFAULT
 (F/K/A AMERICAN GEM CORP.),   :
NORTHLAND CABLE PROPERTIES   :
  FIVE LIMITED PARTNERSHIP, and   :
NORTHLAND CABLE PROPERTIES   :
  FOUR LIMITED PARTNERSHIP   :

        The Securities and Exchange Commission (Commission) issued its Order Instituting Administrative Proceedings (OIP) on September 27, 2011, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Office of the Secretary and the Division of Enforcement have provided evidence that Respondents were served with the OIP by October 5, 2011, in accordance with 17 C.F.R. § 201.141(a)(2)(ii). Respondents' Answers were due October 18, 2011. See OIP at 3; 17 C.F.R. §§ 201.160(b), .220(b). To date, no Respondent has filed an Answer.

        Respondents North Shore Capital I, Inc. (North Shore Capital I), North Shore Capital II, Inc. (North Shore Capital II), Northern Financial Corp. (f/k/a American Gem Corp.) (Northern Financial), Northland Cable Properties Five Limited Partnership (Northland Cable Properties Five), and Northland Cable Properties Four Limited Partnership (Northland Cable Properties Four) (collectively, Respondents) are in default for failing to file Answers to the OIP or otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f). As authorized by Commission Rule of Practice 155(a), I find the following allegations in the OIP to be true.

        North Shore Capital I (CIK No. 1102006) is a dissolved Colorado corporation located in Springfield, Virginia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). North Shore Capital I is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2002, which reported a net loss of $100 for the prior three months.

North Shore Capital II (CIK No. 1111400) is a delinquent Colorado corporation located in Sheboygan, Wisconsin, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). North Shore Capital II is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended December 31, 2004, which reported a net loss of over $1,300 for the prior twelve months.

Northern Financial (CIK No. 949055) is an Ontario corporation located in Helena, Montana, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Northern Financial is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F registration statement on December 5, 1996, which reported a net loss of over $2.4 million for the six-month period ended September 30, 1996. As of September 23, 2011, the company's stock (symbol "NFCPF") was traded on the over-the-counter markets.

Northland Cable Properties Five (CIK No. 776730) is an inactive Washington limited partnership located in Seattle, Washington, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Northland Cable Properties Five is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 1998.

Northland Cable Properties Four (CIK No. 760729) is an inactive Washington limited partnership located in Seattle, Washington, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Northland Cable Properties Four is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 1996, which reported a net loss of over $685,000 for the prior twelve months.

In addition to repeated failures to file timely periodic reports, Respondents have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through a failure to maintain a valid address on file with the Commission as required by rule, did not receive such letters.

Exchange Act Section 13(a) and Rules 13a-1, 13a-13, and 13a-16 require issuers of securities registered pursuant to Section 12of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. Rule 13a-16 requires foreign private issuers to file reports to the Commission under cover of Form 6-K if they make or are required to make the information public under the laws of the jurisdiction of their domicile or in which they are incorporated or organized; if they file or are required to file information with a stock exchange on which their securities are traded and the information was made public by the exchange; or if they distribute or are required to distribute information to their security holders. 17 C.F.R. §§ 240.13a-1, -13, -16.

As a result of the foregoing, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 or 13a-16. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Respondents.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of North Shore Capital I, Inc., North Shore Capital II, Inc., Northern Financial Corp. (f/k/a American Gem Corp.), Northland Cable Properties Five Limited Partnership, and Northland Cable Properties Four Limited Partnership is hereby REVOKED.

_____
Robert G. Mahony
Administrative Law Judge